Exhibit 99.1

Transition Therapeutics Announces First Quarter Fiscal 2016 Financial Results

TORONTO, ON, November 10, 2015 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH; NASDAQ: TTHI), a biopharmaceutical development company advancing novel therapeutics for CNS and metabolic disease indications, today announced its financial results for the three month period ended September 30, 2015. Investors are invited to participate in a conference call today at 4:30pm EST to discuss these results. Dial in information for the call is as follows: (888) 227-6492 (North America) and (303) 223-2685 (International). A live webcast can be accessed via Transition’s website www.transitiontherapeutics.com, with a replay available for seven days following the call.

Selected Highlights

Highlights for the Company during the three month period ended September 30, 2015 and up to the date of this press release include the following:

ELND005:

ELND005 is an oral small molecule drug candidate with a proposed dual mechanism of action which includes β-amyloid anti-aggregation and regulation of brain myo-inositol levels. Transition’s subsidiary Transition Therapeutics Ireland (“TTIL”) owns all ELND005 development and commercialization rights.

•	October 28, 2015 - Transition announced that data from the Phase 2/3 clinical study of ELND005 in Alzheimer’s disease patients with moderate and severe agitation and aggression was presented at the Clinical Trials in Alzheimer’s Disease (CTAD) meeting. A copy of the CTAD oral presentation is available on the Company website at www.transitiontherapeutics.com;

•	October 15, 2015 - Transition announced that its subsidiary, TTIL, has completed a thorough review of the data related to the Phase 2/3 study of ELND005 in AD patients with moderate or severe agitation and aggression. The analysis identified a significant clinical benefit of ELND005 in AD patients with severe agitation and aggression, and will serve as the basis for patient selection in a Phase 3 clinical study. The review was performed in consultation with a group of key opinion leaders in the field of neuropsychiatry;

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TT701 SARM:

TT701 is an oral drug candidate that is a selective androgen receptor modulator (SARM). TTIL owns all TT701 development and commercialization rights. TT701 is in Phase 2 clinical development as a therapy to ameliorate the symptoms associated with androgen deficiency.

•	October 29, 2015 – Transition announced that its subsidiary, TTIL, has entered into an agreement with Brigham and Women’s Hospital (“BWH”) for an investigator-led clinical study of drug candidate TT701. TTIL will support a Phase 2 study to evaluate selective androgen receptor modulator (SARM) drug candidate TT701 as a therapy to improve the symptoms of androgen deficiency in men with prostate cancer that have undergone a radical prostatectomy procedure;

TT401:

TT401 (LY2944876) is an oxyntomodulin analogue that has dual agonist activity of the GLP-1 (Glucagon-Like Peptide-1) and glucagon receptors. A Phase 2 clinical trial of TT401 in type 2 diabetes subjects is being performed by Transition’s development partner, Lilly.

Transition is eligible to receive up to approximately US$240 million in additional milestone payments plus double-digit royalties on sales of TT401 products and a low single digit royalty on sales of related compounds. Transition has no additional funding obligations related to this clinical study or any other development or commercialization activities in the future.

Financial Liquidity

At September 30, 2015, the Company had cash resources of $31,803,201 and a working capital of $28,476,021.

The Company’s current cash projection indicates that the existing cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.

Financial Review

For the three month period ended September 30, 2015, the Company recorded a net loss of $4,491,456 ($0.12 loss per common share) compared to a net loss of $15,695,324 ($0.45 loss per common share) for the three month period ended September 30, 2014.

Research and Development

Research and development expenses decreased $11,309,411 to $4,725,480 for the three month period ended September 30, 2015 from $16,034,891 for the three month period ended September 30, 2014. The decrease in research and development expenses is primarily due to a decrease in funding obligations relating to TT401 as the Company paid a US$6 million milestone payment to Lilly in the comparative period. The decrease in research and development expenses is also due to a decrease in clinical development costs related to ELND005.

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General and Administrative

General and administrative expenses increased $94,576 to $1,400,408 for the three month period ended September 30, 2015 from $1,305,832 for the three month period ended September 30, 2014. The increase in general and administrative expenses is primarily due to increases in compensation costs which have been partially offset by reduced professional fees.

About Transition

Transition is a biopharmaceutical development company, advancing novel therapeutics for CNS and metabolic disease indications. The Company’s wholly-owned subsidiary, Transition Therapeutics Ireland Limited is developing CNS drug candidate ELND005 for the treatment of Alzheimer's disease and Down syndrome.  Transition’s lead metabolic drug candidate is TT401 for the treatment of type 2 diabetes and accompanying obesity. The Company’s shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com. Extracts of the Financial Statements to Follow:

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CONSOLIDATED BALANCE SHEETS

In Canadian Dollars	As At September 30, 2015	As at June 30, 2015

Assets
Current assets
Cash	31,803,201	40,510,758
Other receivables	330,160	265,189
Income tax and investment tax credits receivable	399,668	399,668
Prepaid expenses and deposits	455,960	259,143
	32,988,989	41,434,758
Non-current assets
Property and equipment	173,251	191,944
Intangible assets	7,900,220	8,022,383
Total assets	41,062,460	49,649,085

Liabilities
Current liabilities
Trade and other payables	3,611,079	8,549,895
Contingent consideration payable	901,889	858,257
	4,512,968	9,408,152
Non-current liabilities
Contingent consideration payable	3,892,339	3,503,344
Total liabilities	8,405,307	12,911,496

Equity attributable to owners of the Company
Share capital	233,623,484	233,633,493
Warrants	3,150,558	5,176,397
Contributed surplus	17,170,146	14,771,907
Share-based payment reserve	5,937,420	5,892,305
Accumulated other comprehensive income	(278,300)	(281,814)
Deficit	(226,946,155)	(222,454,699)
Total equity	32,657,153	36,737,589

Total liabilities and equity	41,062,460	49,649,085

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CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the three months ended September 30, 2015 and 2014

(Unaudited)

In Canadian Dollars, except per share data	September 30, 2015	September 30, 2014

Expenses
Research and development	4,725,480	16,034,891
Selling, general and administrative expenses	1,400,408	1,305,832

Operating Loss	(6,125,888)	(17,340,723)
Change in fair value of contingent consideration payable	(228,859)	(225,301)
Interest income	37,464	65,693
Foreign exchange gain	1,825,827	1,805,007
Net loss for the period	(4,491,456)	(15,695,324)

Other comprehensive loss for the period

Items that may be subsequently reclassified to net income:
Cumulative translation adjustment	3,514	17,423
Comprehensive loss for the period	(4,487,942)	(15,677,901)
Basic and diluted net loss per common share	(0.12)	(0.45)

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Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of this release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions and the U.S. Securities and Exchange Commission.

For further information on Transition, visit www.transitiontherapeutics.com, or contact:

Dr. Tony Cruz	Nicole Rusaw
Chairman & Chief Executive Officer	Chief Financial Officer
Transition Therapeutics Inc.	Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223	Phone: (416) 260-7770, x.202
tcruz@transitiontherapeutics.com	nrusaw@transitiontherapeutics.com

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